Exhibit 99.1

BANKING AND SECURITIES NATIONAL COMMISSION

DIVISION OF TRADING COMPLIANCE

Discussion regarding the administration of policies of use of  derivative financial instruments

To date, the Company has net liability positions in foreign currency originated by the Company’s ten year bond and other short and long term liabilities in U.S. dollars. Therefore, the Company from time to time enters into to currency derivative instruments for the purpose of mitigating the costs created by foreign exchange fluctuations.

The Company has policies to limit the business exposure to market risks through which the transactions related to such risks are identified as well as the hedging instruments that seek to mitigate the impact of these risks.

In this context, the Company currently manages the activities related to the contracting of hedging  instruments through a risk committee that reports directly to the  Board of Directors of the Company.

This committee consists of the Chairman, the Chief Executive Officer and three independent directors.

The market risks that are managed are evaluated at least monthly and when important market fluctuations and changes in activities that expose the Company to an increased level of risk occur.

According to the policies of the Company, as a rule, the financial instruments contracted to manage business risk correspond to activities identified as “economic hedges”, even when these instruments may not be treated as hedges for accounting purposes because they may not satisfy all the requirements established by Bulletin C-10 to be considered hedging instruments, under the mark to market value method.

In accordance with the foregoing, these policies also provide that the eligible counterparties must be approved by the risk committee pursuant to the established limits on counterparty risk such as: minimum credit ratings and limits on credit exposure.

Accordingly, the Company’s policies also establish limits for exposure to margin calls in respect of hedging agreements covering foreign exchange and raw materials price fluctuations, which in no event should exceed 10% of the amount of working capital of the Company.

Hedging Instruments as of September 30, 2008

TABLE 1

Summary of Derivative Instruments.

Amounts as of September 30, 2008

Derivative,	Purpose	Notional	Value of the underlying asset/reference variable (Mexican pesos)		Mark to Market value (1)		Annual	Collateral/line of credit/ value
value or contract	Hedging or Negotiation	amount/ nominal amoun	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	maturity amounts	given as warranty
IO Swap(2)	Hedging	US$131mm	10.9397	10.3028	US$3.38mm	No comparable value	US$18.75mm	N/A
Exchange rate(3)	Negotiation	US$222mm	10.9397	10.3028	US$-18.59mm	US$-2.16mm	N/A	US$3.93mm

(1)   The valuation is reviewed by a third party who structures the instrument.

(2)   As of July 6, 2008, the Company canceled its principal currency derivative agreements (Principal Only Swap) related to a ten year bond for a notional amount of US$250 million. On the same date, the Company contracted derivative instruments to cover possible currency fluctuations of the future payments of their bond interests (“Interest Only SWAP” or “IO SWAP”).

(3)   During the first two quarters of 2008, the Company contracted currency coverage instruments in connection with its operations and short and medium term liabilities in U.S. dollars. As of the date of this report no open positions exist regarding these instruments.

As of September 30, 2008, the market value of the currency derivatives of the Company had a net liability position of US$15.2 million. Due to the recent currency volatility, the Company decided to reduce and restructure all of its currency derivative positions, with only one interest only swap contract with open position that is intended to decrease the exchange rate risk for short and medium term commitments. The market value of this derivative as of December 10, 2008 was of US$4.1 million.

Sensitivity analysis.

As of December 10, 2008, and according to the aforementioned, the sensitivity analysis that follows includes the values of the open positions of the coverage instruments in connection with the IO SWAP.

Sensitivity Analysis

(Monetary amounts in Millions, except average exchange rate)

Scenarios	Value of underlying assets	Average Exchange Rate	Present Value in Mexican pesos	Present Value in US dollars	Margin Line (US dollars)	Potential Margin Call (US dollars)
A	+75%	25.1	342.6	13.6	15	NA
B	+50%	21.5	248.3	11.5	15	NA
C	+25%	18	154.1	8.6	15	NA
C	-25%	10.8	-34.4	-3.2	15	NA
B	-50%	7.2	-128.6	-18	15	-3
A	-75%	3.6	222.9	-62.2	15	-47.2

A.           Remote or stress scenario

B.             Possible scenario

C.             Probable scenario

Based on the foregoing sensitivity analysis, the Company considers that the  IO SWAP is effective to hedge the risk associated with currency fluctuations on the future payments of interest on its existing bond obligations.